EXHIBIT 99.2

NOMAD ROYALTY COMPANY LTD. BOUGHT DEAL PUBLIC OFFERING OF COMMON SHARES

December 3, 2020

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in all of the provinces of Canada. Copies of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed may be obtained by contacting Cormark Securities Inc., who will arrange to send them if you request it by contacting: Cormark Securities Inc. Royal Bank Plaza, North Tower, Suite 1800, Bay Street, Toronto, Ontario M5J 2J2.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable prospectus supplement, for disclosure of those facts, especially risk factors relating to the Offering, before making an investment decision.

Issuer:	Nomad Royalty Company Ltd. (“Nomad” or the “Company”).

Offering:	22,750,000 common shares (the “Common Shares”) of the Company to be sold by Yamana Gold Inc. (the “Selling Shareholder”) (the “Offering”).

Offering Size:	C$25,025,000.

Offering Price:	C$1.10 per Common Share (the “Offering Price”).

Form of Offering:

“Bought-deal” public offering by way of a prospectus supplement to the Company’s short form base shelf prospectus dated September 30, 2020, to be filed in all provinces of Canada. The Common Shares will be offered and sold in the “United States” on a private placement basis pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) and similar exemptions under applicable U.S. state securities laws, only to “qualified institutional buyers” as defined in Rule 144A under the U.S. Securities Act and outside the United States in accordance with  Regulation S under the U.S. Securities Act. The Common Shares may be offered in such other jurisdictions outside of Canada and the United States, in each case in accordance with all applicable laws provided that no prospectus, registration statement or similar document is required to be filed in such jurisdiction and that the Company will not be or become subject to any continuous disclosure obligations in such jurisdiction.

Underwriting Agreement:

The Company, the Selling Shareholder and the Underwriters will enter into a definitive underwriting agreement which agreement will contain “material change out”, “disaster and regulatory out”, and “breach out” clauses running to the closing of the Offering.

Eligibility:	Eligible under the usual statutes and for RRSPs, RRIFs, RESPs, RDSPs, DPSPs and TFSAs.

Listing:	The common shares are currently listed on the TSX under the symbol “NSR”. Continued listing shall be a condition of Closing (as herein after defined).

Bookrunners:	Cormark Securities Inc. (1)(2)	31.0%
	Scotiabank (1)(2)	31.0%
	BMO Capital Markets	6.0%
	CIBC Capital Markets	6.0%
	Haywood Securities Inc.	6.0%
	RBC Capital Markets	6.0%
	Canaccord Genuity	2.0%
	Desjardins Securities Inc.	2.0%
	Industrial Alliance Securities Inc.	2.0%
	PI Financial Corp.	2.0%
	Raymond James Ltd.	2.0%
	Stifel GMP	2.0%
	Velocity Trade Capital Limited	2.0%

	(1) Co-lead underwriters and joint bookrunners

	(2) 5% step-up fee

Lock-up Agreements:	The Selling Shareholder and the senior management and directors of the board of the Company have agreed to enter into lock-up agreements for a period of 90 days subject to certain conditions.

Commission:	Cash commission equal to 4.0% of the gross proceeds of the Offering.

Closing Date:	On or about December 11, 2020 (the “Closing Date”) or such other date as the Underwriters, the Selling Shareholder and the Company may mutually agree.